

N
102P
92M
92N
92O
102I
92L
92J
MENDELLA
PROPERTY
Courtenay
92E
92F
92G
Parksville
Port Alberni
Nanaimo
Burnaby
Coquitlam
Surrey
White Rock
Duncan
92C
92B
Colwood
Victoria
0
48km
Map Center: 125°38' W, 49°47' N

Fig. 1 MENDELLA PROPERTY BC LOCATION MAP


MENDELLA
PROPERTY
N
SECHELT LANDS NO. 15
SECHELT LANDS NO. 16
SECHELT LANDS NO. 17
SECHELT LANDS NO. 9
SECHELT LANDS NO. 8
SECHELT LANDS NO. 7
SECHELT LANDS NO. 6A
Harmony Islands Marine Park
Powell River-Sunshine Coast
92K.019
92K.020
92J.011
92J.012
92J.013
92K.010
92K.009
92J.001
92J.002
92F.099
92F.100
92G.091
92G.092
92G.081
92G.082
92G.083
92F.089
92F.090
92F.080
92G.071
92G.072
92G.073
552639
552640
552768
551058
547906
501845
513586
513902
513578
513895
513834
513589
503340
514921
542360
551981
332568
328494
392769
1000501
0
4.5
9 km.
Map center: 49°56' N. 123°52' W

Fig. 2 MENDELLA PROPERTY REGIONAL LOCATION MAP


903289
92J.001
332568
Map center: 50° 1' 21" N, 123° 58' 11" W

Fig. 3 MENDELLA PROPERTY MAP


Granodiorite
and
Quartz Diorite
Gambier Group
Metasediments and
Metavolcanics
x Mendella
Showings
Shoreline
Showings x
SCALE 1 : 15,000
200
0
200
400
600
METERS
REGIONAL GEOLOGY
of the
MENDELLA PROPERTY
N

Fig. 4 REGIONAL GEOLOGY OF THE MENDELLA PROPERTY


x Mendella
Showings
x Shoreline
Showings

Fig. 5 MENDELLA PROPERTY



Fig. 6 MENDELLA OPEN-CUT AND OLD WHEELBARROW